# Your **Vote** Counts!

**IRIDIUM COMMUNICATIONS INC.**

2026 Annual Meeting
Vote by May 19, 2026
11:59 PM ET



**iridium**®

IRIDIUM COMMUNICATIONS INC.
ATTN: KATHLEEN A. MORGAN
1676 INTERNATIONAL DRIVE, SUITE 1100
MCLEAN, VA 22102

V90230-P44999

## You invested in IRIDIUM COMMUNICATIONS INC. and it's time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. **This is an important notice regarding the availability of proxy materials for the stockholder meeting to be held on May 20, 2026.**

## Get informed before you vote

View the Notice of Internet Availability of Proxy Materials, Proxy Statement, Annual Report and Form 10-K online OR you can receive a free paper or email copy of the material(s) by requesting prior to May 6, 2026. If you would like to request a copy of the material(s) for this and/or future stockholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.



For complete information and to vote, visit **www.ProxyVote.com**

Control #

### Smartphone users

Point your camera here and vote without entering a control number





### Vote Virtually at the Meeting*

May 20, 2026
8:30 a.m., Eastern Time

Virtually at:
www.virtualshareholdermeeting.com/IRDM2026

*Please check the meeting materials for any special requirements for meeting attendance.

# THIS IS NOT A VOTABLE BALLOT

This is an overview of the more complete proxy materials, which contain important information and are available on the Internet or by mail. Please access and review the proxy materials before voting and follow the instructions on the reverse side to vote these important matters.

| Voting Items | Board Recommends |
|---|---|
| 1.  Election of Directors<br><br>**Nominees:**<br><br>01) Robert H. Niehaus  05) Thomas J. Fitzpatrick  09) Kay N. Sears<br>02) Louis M. Alterman  06) L. Anthony Frazier  10) Monique S. Shivanandan<br>03) Thomas C. Canfield  07) Suzanne E. McBride  11) Jacqueline E. Yeaney<br>04) Matthew J. Desch  08) Admiral Eric T. Olson (Ret.) | ✔ For |
| 2.  Advisory vote to approve the compensation of Iridium Communications Inc.'s named executive officers | ✔ For |
| 3.  Ratification of the selection of KPMG LLP as Iridium Communications Inc.'s independent registered public accounting firm for the fiscal year ending December 31, 2026 | ✔ For |
| 4.  Approval of the Iridium Communications Inc. Amended and Restated 2015 Equity Incentive Plan | ✔ For |
| **NOTE:** Stockholders may also transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof. | |

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